UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                                *


                       Young & Rubicam Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            987425105
           -------------------------------------------
                          (CUSIP Number)


            Mark T. McEnroe, c/o Young & Rubicam Inc.,
    285 Madison Avenue, New York, New York 10017, 212-210-3427
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         November 3, 1998
  -------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 987425105                                           Page 2
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael J. Dolan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       419,625
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,600,272
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.4%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON


                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987423105                                 Page 3
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephanie W. Abramson
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       466,978
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,647,625
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.5%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987425105                                 Page 4
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kevin Lavan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       42,250
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                5,180,647
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                5,222,897
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [x]
       See Item 6 below
---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.9%
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

Item 1.     Security and Issuer.

      This statement relates to the common Stock, par value $0.01 per share ("Common Stock"), of Young & Rubicam Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 285 Madison Avenue, New York, New York 10017.


Item 2.    Identity and Background.

     (a) This Schedule 13D is being filed for Michael J. Dolan,
Stephanie W. Abramson and Kevin Lavan (each a "Reporting
Person").

     (b) The business address for each Reporting Person is c/o
Young & Rubicam Inc., 285 Madison Avenue, New York, New York
10017.

     (c) Michael J. Dolan is a director and Vice Chairman and Chief Financial Officer of the Company. Stephanie W. Abramson is an Executive Vice President and General Counsel of the Company. Kevin Lavan is Senior Vice President, Finance of the Company.

     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Each Reporting Person is a United States citizen.


Item 3.    Source and Amount of Funds or Other Consideration.

     This statement on Schedule 13D relates to a power of attorney arrangement, which arrangement is described in Item 4 of the Schedule 13D. Because the acquisition of beneficial ownership reported herein did not involve a purchase of securities, no monetary, or other type of, consideration was paid or received by any Reporting Person in connection with this arrangement.


Item 4.    Purpose of Transaction.

     The Company has filed a Registration Statement on Form S-1 (File No. 333-66883) and Amendment No. 1 thereto, which amendment includes a preliminary prospectus (the "Preliminary Prospectus") dated November 12, 1998. The Preliminary Prospectus disclosed that those director, officer, employee and former employee stockholders of the Company listed on Schedule 1 hereto (the "Y&R Selling Stockholders"), together with certain other stockholders of the Company, intend to offer for sale an aggregate of 10,000,000 shares of Common Stock of the Company (plus up to an aggregate of 1,500,000 additional shares of Common Stock, solely to cover over-allotments) through certain underwriters (the "Underwriters") represented by Bears, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC and Salomon Smith Barney Inc. (the "Representatives") in a secondary public offering (the "Secondary Public Offering") of Common Stock of the Company.

     The Reporting Persons have obtained from each Y&R Selling Stockholder a separate Standstill and Lock Up Agreement and Selling Stockholders' Irrevocable Power of Attorney (each a "Power of Attorney" and collectively, the "Powers of Attorney"), a form of which is attached hereto as Exhibit 2. Pursuant to the Powers of Attorney, each Y&R Selling Stockholder has irrevocably constituted and appointed the Reporting Persons, each with full power and authority to act alone and with full power of substitution, as his or her attorney-in-fact with respect to all matters arising in connection with the Secondary Public Offering, including the power and the authority to: (i) sell, assign, transfer and deliver to the Underwriters up to the number of shares of Common Stock listed next to each Y&R Selling Stockholder's name on Schedule 1 hereto at a purchase price per share to be agreed with the Underwriters, (ii) determine the number of shares of Common Stock to be sold by each Y&R Selling Stockholder to the Underwriters, which number may not be greater but may be fewer than the number listed next to each Y&R Selling Stockholder's name on Schedule I hereto and (iii) execute, deliver and perform an underwriting agreement. If an underwriting agreement has not been executed and delivered prior to December 31, 1998, then, upon notice given by any Y&R Selling Stockholder, the authority granted by such Y&R Selling Stockholder's Power of Attorney will terminate. In the aggregate, up to 5,180,647 shares of Common Stock may be sold to the Underwriters pursuant to the Powers of Attorney.

     The Powers of Attorney were executed and delivered as of November 3, 1998. Kevin Lavan is a Y&R Selling Stockholder who has granted a Power of Attorney with respect to 20,000 shares of Common Stock. As a result of the arrangement created by the Powers of Attorney, the Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Except as described above, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.    Interest in Securities of the Issuer.

     (a) Michael J. Dolan beneficially owns 5,600,272 shares of Common Stock, constituting approximately 8.4% of the shares outstanding, consisting of 4,410,886 outstanding shares of Common Stock and 1,189,386 shares of Common Stock which are issuable pursuant to currently exercisable options. Stephanie W. Abramson beneficially owns 5,647,625 shares of Common Stock, constituting approximately 8.5% of the shares outstanding, consisting of 4,536,494 outstanding shares of Common Stock and 1,111,131 shares of Common Stock which are issuable pursuant to currently exercisable options. Kevin Lavan beneficially owns 5,222,897 outstanding shares of Common Stock, constituting approximately 7.9% of the shares outstanding, consisting of 4,137,851 outstanding shares of Common Stock and 1,085,046 shares of Common Stock which are issuable pursuant to currently exercisable options. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) As an attorney-in-fact under the Powers of Attorney, each Reporting Person shares the power to dispose of 5,180,647 shares of Common Stock, which includes 1,085,046 shares of Common Stock which are issuable pursuant to currently exercisable options, with each of the other Reporting Persons. In addition, Michael J. Dolan has the sole power to dispose of 419,625 shares of Common Stock, which includes 104,340 shares of Common Stock which are issuable pursuant to curently exercisable options, held in an individual capacity; Stephanie W. Abramson has the sole power to dispose of 466,978 shres of Common Stock, which includes 26,085 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity; and Kevin Lavan has the sole power to dispose of 42,250 outstanding shares of Common Stock held in an individual capacity.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock during the past 60 days.

     (d) Each Y&R Selling Stockholder listed on Schedule 1 hereto has the right to receive the proceeds from the sale of the number of shares of Common Stock listed next to each such Y&R Selling
Stockholder's name on Schedule 1.

     (e)  Not Applicable.


Item 6.    Contracts, Arrangements, Understanding or
           Relationships with Respect to Securities of the Issuer.

     Stephanie W. Abramson and Michael J. Dolan are two of the seven current voting trustees (each a "Voting Trustee") of the Management Voting Trust (the "Trust") created by the Management Voting Trust Agreement dated December 12, 1996, which is incorporated by reference and filed herewith as Exhibit 3 (the "Management Voting Trust Agreement"). Pursuant to the Management Voting Trust Agreement, all shares of Common Stock and Money Market Preferred Stock, par value $0.01 per share, of the Company (including shares of Common Stock acquired upon the exercise of options or otherwise) that are held by certain employees of the Company, including any such securities held by the Reporting Persons, are required to be deposited in the Trust. As of November 12, the Trust had sole voting power over 41,552,296 shares of Common Stock, including 13,425,900 shares issuable upon exercise of currently exercisable options, constituting approximately 52.7% of the shares outstanding. The Trust has the unqualified right and power to vote and to execute consents with respect to all shares of Common Stock and all other securities held by the Trust. All shares of Common Stock, including all shares of Common Stock of each Reporting Person and each Y&R Selling Stockholder, are held by the Trust. Each Reporting Person disclaims beneficial ownership of all of the securities held by the Trust except for those shares of Common Stock (including shares of Common Stock issuable upon the exercise of options) that such Reporting Person has the sole power to dispose of in his or her individual capacity.

     In connection with the Secondary Public Offering, certain director, officer, employee and former employee stockholders of the Company, including the Y&R Selling Stockholders and the Reporting Persons in their individual capacities, have each executed and delivered a separate lock up agreement with the Company (a "Lock Up Agreement") pursuant to which each of them has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) or (iii) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of the Company, for a period ending on a date no later than 180 days after the date of the final prospectus prepared for use in the Secondary Public Offering. The Preliminary Prospectus dated November 12, 1998 discloses that for a period of 120 days after the date of the final prospectus relating to the Secondary Public Offering, the Company will agree with the Underwriters to enforce the Company's rights under the Lock Up Agreements to prohibit transfers of Common Stock and the making of demands for registration of Common Stock. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock (including shares of Common Stock issuable upon the exercise of options) which might be deemed to arise solely by virtue of the Lock Up Agreements.

Item 7.    Material to be Filed as Exhibits

      Exhibit 1    Joint Filing Agreement

      Exhibit 2    Standstill and Lock Up Agreement and Selling
                   Stockholders' Irrevocable Power of Attorney

      Exhibit 3    Management Voting Trust Agreement
                   (incorporated by reference from Exhibit 9.1 to the Registration Statement on Form S-1 (File
                   No. 333-46929) filed by the Company)

      Exhibit 4    Power of Attorney of Michael J. Dolan
                   (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Michael J. Dolan on June 10, 1998)

      Exhibit 5 Power of Attorney of Stephanie W. Abramson (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Stephanie W. Abramson on June 10, 1998)

      Exhibit 6    Power of Attorney of Kevin Lavan

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Michael J. Dolan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Stephanie W. Abramson
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Kevin Lavan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                            Schedule 1

                     Y&R Selling Stockholders


                                            Maximum Number of
                                          Shares of Common Stock
                                          (including shares of
                                           Common Stock issuable
                                           upon the exercise of
Name of Y&R Selling Stockholder                   options)
-------------------------------           ----------------------
AIELLO, STEPHEN R.                                20,105
ALBINUS, STIG                                     16,140
ANASTOS, PATRICIA                                  2,000
BARA, JEAN-MARC                                   35,588
BAUM, STEPHEN                                      2,000
BEALLE, KIMBERLY                                  10,000
BEIJEN, KAREL                                        234
BELL, THEODORE                                    40,000
BERGERUS-HOBINGER, LEENA                          45,570
BJORKMAN, LINCOLN                                 15,615
BLOCKLIN, JUNE                                    29,515
BOENDER, RENE                                     12,078
BOHNE, BONNIE                                      2,430
BOISROND, ETIENNE                                 33,750
BOSMA, TIEMEN                                     55,000
BRANDS, HEINZ GEORG                                9,733
BRANIGAN, CRAIG                                   28,000
BRAUN, JURGEN                                     71,970
BRITE, JANE                                       40,000
CHIOCCI, ROGER                                    14,000
CHYNSKY, IRA                                      16,000
CLAES, MICHAEL                                     5,000
COGMAN, DON                                       61,600
COOMBS, JANET                                     19,327
CORONNA, DAVID                                       700
COSTA, JOSE MARIA                                 15,000
COSTA, MASSIMO                                     7,406
COZENS, MICHAEL                                    5,220
CURRAN, BRIAN                                     15,651
DAVIS, DONALD H.                                   8,943
De BAKKER, FERDINAND                              15,000
DEDEO, JOSEPH E.                                 201,258
DEUTSCH, LAWRENCE                                  1,400
DIAMOND, SHELLEY                                  10,875
DuBOSE, PAMELA                                    20,000
DUKES, TERRY                                       6,250
ELLIOTT, DARYL                                    26,085
EXPOSITO, DAISY                                   31,709
FAHEY, KEVIN J.                                    4,500
FARLEY, CHARLES P.                                 5,000
FARNELL-WATSON, PETER                             20,355
FORD, PATRICK                                      9,000
FORD, RICHARD                                     18,000
FRANKEL, CLARK J.                                 26,088
FRANZ, VOLKER                                      1,000
FREDERICKS, ERIC                                  39,000
FREDERIKSEN, PETER                                 9,000
GAZMA, LEON                                       10,000
GERVASI, ENRICO                                    9,000
GOMEZESE, OSCAR                                    2,000
GONZALES, EDUARDO                                 40,000
GREEN, WILLIAM                                    10,000
GREENE, DAVID E.                                  10,000
HALLEY-WRIGHT, ANDREW                             37,125
HANSEN, THOMAS R.                                    750
HARLEMAN, PETER J.                                16,000
HAWRYSH, FRED                                     17,400
HIMPE, STEFAAN                                     5,000
HOOD, JAMES W.                                    35,000
HORN, ROSEANNE                                    10,350
HOROVITZ, PETER                                    6,957
HOSP, RICHARD H.                                  20,000
HOYT, ERIC GARRISON                                6,900

HUGHES, ALEX                                      34,785
HUNT, JEFF                                        15,279
IBBA, GIGLIOLA                                    15,000
IGIEL, ROBERT                                     52,175
JACK, BARBARA                                     89,370
JEBSEN, PAL MARIUS                                28,000
JOHNSTON, WILLIAM B.                               6,000
KAPLOVE, JAMES E.                                  8,000
KENNY, MARY ELLEN                                  6,522
KISSMANN, EDNA                                    13,000
KLEIN, ARTHUR R.                                  30,000
KOH, JACKIE                                       15,500
KOWALEWSKA, NINA                                  12,000
KRAKOWSKY, PHILIPPE                                6,000
KRAUSS, INGO                                     150,000
KUGELMAN, STEPHANIE                               72,794
KURZ, MITCHELL                                   356,000
KUSHNER, JAY                                      11,000
La ROCK, MARTA                                    10,000
LAING, TIMOTHY                                     4,135
LAVAN, KEVIN                                      20,000
LEO, DENISE                                          675
LOES, RENATO ARANTES                              39,135
LOMBARDI, MARCO                                   20,000
MACHTIGER, BENNETT R.                              7,000
MACKINNON, DUNCAN                                  5,000
MALTESE, JOHN F.                                  16,983
MANSON, ANTHONY S.                                16,305
MATTHIES, HELMUT                                 125,000
MAURICE, MARTIN                                   15,000
McDUFFEY, ROBERT M.                               12,000
McGARRY, JOHN                                    309,706
McKENNA, STEVEN M.                                92,000
McLEAN, GORDON                                    11,955
McQUEENEY, THOMAS                                 34,765
MEERSTADT, BERT                                    8,000
MELZER, WILLIAM C.                                73,300
MESKILL-SPENCER, DIANE                            22,767
MIDDLETON, CRAIG                                  15,000
MINEAR, DAVID                                     12,000
MONTERO, FERNAN                                  282,000
MOOTZ, FRANS                                      18,792
MORRIS, JOHN F.                                   12,432
NELSON, BRUCE S.                                   6,500
NEWTON, JR., CHARLES G.                            7,560
NEWTON, KEITH                                     26,250
NICHOLSON, LORI                                   11,379
O'MALLEY, JAMES                                   13,560
OROHO, STEVE                                      64,988
O'ROURKE, RAYMOND J.                              10,000
OWEN, STEWART                                     20,000
PARRY, VINCENT P.                                 10,000
PASTRICK, ROBERT S.                               17,220
PEREZ, MANUEL                                     32,000
PEREZ, RICARDO J.                                 49,575
PERLMUTTER, DIANE                                  7,500
PETERS, JOHN                                      28,710
PHILLIPS, GRAHAM                                   4,960
POLLAK, TIM                                      264,000
PORTER, MICHAEL                                   15,610
POWER, WILLIAM A.                                 50,000
PRATT, TOM                                        10,000
PROCTER, BRIAN                                     6,450
PUPHAL, JOERG                                     32,000
PUTNAM, JOHN E.                                    9,173
QUADFLIEG, MATTHIAS                                5,475

RANCOURT, SERGE                                   40,000
RAVIV, SHEILA                                     15,000
REESER, COURTNEY                                  12,522
RENTSCHLER, PETER                                  6,087
RINDLISBACHER, JORG                                8,000
RODRIGUEZ, JORGE                                   1,755
RODWAY, EDWARD                                     6,450
ROSENTHAL, ILENE                                  10,000
ROSS, JOHN J.                                      5,000
ROTHSTEIN, SEITH                                  33,915
ROUSSET, ALAIN                                    55,352
SAMET, MICHAEL                                    38,568
SANDERS, JOHN                                     20,000
SAVAGE, CHRIS                                     13,050
SCHETLICK, MATTHEW                                 7,000
SCHOU, NICO                                       13,755
SCHUG, ANGELIKA                                   20,000
SCIELZO, JAMES                                    23,733
SCRUGGS, JOHN F.                                  26,085
SEYFERTH, STEVE                                   10,000
SHARP, KEITH                                      17,742
SHAW, JESSIE                                       3,500
SHELDON, ALAN J.                                 250,000
SINREICH, RICHARD                                 11,000
SIVE, ROBERT                                      12,590
SLONE, PETER B.                                   10,650
SMITH, TIMOTHY H.                                  6,000
SRERE, LINDA                                      15,000
STADELER, CHRISTOPH                               23,000
STEFANSKI, STANLEY                                80,321
STEIGRAD, PETER                                    1,000
STERN MARRONE, DEBRA                               8,000
STOUT, KATHRYN                                     7,000
THALEN, LARS                                      14,000
TIMON, CLAY                                       36,511
TRAUB, WAYNE                                       5,500
VIJN, PIETER                                      10,000
WALDMAN, MARVIN                                   24,100
WALSH, MARY T.                                     2,000
WEBRE, CHARLES                                    13,914
WIDMER, BRUNO                                     65,000
WILLIAMS, DONALD D.                               18,000
WILLIAMS, JAMES                                   22,500
YAGODA, KENNETH                                    6,000
ZEIGLER, MICHAEL                                  23,185


                      Total                    5,180,647

                          EXHIBIT INDEX

Exhibit 1    Joint Filing Agreement

Exhibit 2    Standstill and Lock Up Agreement and Selling
             Stockholders' Irrevocable Power of Attorney

Exhibit 3 Management Voting Trust Agreement (incorporated by reference from Exhibit 9.1 to the Registration
             Statement on Form S-1 (File No. 333-46929) filed by the Company)

Exhibit 4    Power of Attorney of Michael J. Dolan (incorporated
             by reference from the Power of Attorney attached
             to the Form 4 filed by Michael J. Dolan on June 10,
             1998)

Exhibit 5    Power of Attorney of Stephanie W. Abramson
             (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Stephanie W. Abramson on June 10, 1998)

Exhibit 6    Power of Attorney of Kevin Lavan

                             Exhibit 1

                      JOINT FILING AGREEMENT

           JOINT FILING AGREEMENT, (this "Agreement"), dated as of November 12, 1998 among Michael J. Dolan, Stephanie W.
Abramson and Kevin Lavan.

                         W I T N E S S T H

           WHEREAS, as of the date hereof, each of Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan is filing a Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of Young & Rubicam Inc., a Delaware corporation (the "Schedule 13D");

           WHEREAS, each of Michael J. Dolan, Stephanie W.
Abramson and Kevin Lavan is individually eligible to file the
Schedule 13D;

           WHEREAS, each of Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan wishes to file the Schedule 13D and any amendments thereto jointly pursuant to Rule 13d-1(k)(1) under the Exchange Act;

           NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

           1. Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

           2. Michael J. Dolan hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Michael J. Dolan is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Michael J. Dolan contained therein, and is not responsible for the completeness and accuracy of the information concerning Stephanie W. Abramson or Kevin Lavan contained therein, unless Michael J. Dolan knows or has reason to know that such information is inaccurate.

           3. Stephanie W. Abramson hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Stephanie W. Abramson is responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Stephanie W. Abramson contained therein, and is not responsible for the completeness and accuracy of the information concerning Michael J. Dolan or Kevin Lavan contained therein, unless Stephanie W. Abramson knows or has reason to know that such information is inaccurate.

           4. Kevin Lavan hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Kevin Lavan is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Kevin Lavan contained therein, and is not responsible for the completeness and accuracy of the information concerning Michael J. Dolan or Stephanie W. Abramson contained therein, unless Kevin Lavan knows or has reason to know that such information is inaccurate.

           5. Each of Michael J. Dolan, Stephanie W. Abramson and
Kevin Lavan hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

           6. This Agreement may be executed by the parties hereto in separate counterparts, which together shall constitute one the same instrument.

           IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.


                                              *
                              -----------------------------------
                                      Michael J. Dolan

                                              *
                              -----------------------------------
                                    Stephanie W. Abramson

                                              *
                              -----------------------------------
                                         Kevin Lavan

                          /s/ Mark T. McEnroe, Attorney-in-Fact,
                              -----------------------------------
                              on behalf of Michael J. Dolan,
                              -----------------------------------
                              Stephanie W. Abramson and Kevin Lavan
                              -----------------------------------

                             Exhibit 2



               STANDSTILL AND LOCK UP AGREEMENT AND
                       SELLING STOCKHOLDERS'
        IRREVOCABLE POWER OF ATTORNEY (Management Version)
                for sale of shares of common stock,
         par value $.01 per share, of Young & Rubicam Inc.




Michael J. Dolan
Stephanie W. Abramson
Kevin Lavan
Young & Rubicam Inc.
285 Madison Avenue
New York, New York 10017


Ladies and Gentlemen:


           Certain holders of common stock of Young & Rubicam Inc., a Delaware corporation (the "Company") (such holders being hereinafter sometimes collectively referred to as the "Selling Stockholders"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and such other domestic and international (if any) underwriters as are named therein, as representatives (the "Representatives") of the several underwriters and managers (if any) to be named in the Underwriting Agreement (the "Underwriters"). The Selling Stockholders propose to sell to the Underwriters pursuant to the Underwriting Agreement (i) certain authorized and issued shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") owned by them and (ii) certain authorized shares of Common Stock subject to Awards Granted to them under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), which shares will be acquired by exercise immediately prior to the consummation of the Offerings pursuant to the Plan (such shares of Common Stock are sometimes referred to herein as "Option Shares"). It is understood that at this time there is no commitment on the part of the Underwriters to purchase any shares of Common Stock and no assurance that the Underwriting Agreement will be entered into by the Company or the Underwriters.

I.   STANDSTILL AND LOCK UP AGREEMENT

           In order to afford the Company, the Selling
Stockholders and the Representatives an opportunity to successfully consummate the transactions contemplated by the Underwriting Agreement (the "Secondary Public Offering"), and to induce the Underwriters that may participate in the Secondary Public Offering to continue their efforts in connection therewith, during the period commencing on the date hereof and ending on a date no later than 180 days after the date of the final prospectus relating to the Secondary Public Offering, without the prior written consent of the Company, the undersigned hereby:

           (i) agrees not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (x) or (y) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise); and

           (ii) agrees not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

           In addition, the undersigned hereby authorizes the Company to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company with respect to any shares of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock for which the undersigned is the record holder and, in the case of any such shares or securities for which the undersigned is the beneficial but not the record holder, agrees to cause the record holder to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such shares or securities.

           The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein, and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any spouse of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

           IF YOU DO NOT WANT TO PARTICIPATE IN THE SECONDARY PUBLIC OFFERING AND SELL ANY OF YOUR Y&R SHARES, YOU MAY STOP READING THIS DOCUMENT, PROCEED TO THE SIGNATURE PAGE (PAGE 12), INSERT ZERO ON THE LINE NEXT TO "MAXIMUM AGGREGATE NUMBERS OF SHARES OF COMMON STOCK AND OPTIONS SHARES TO BE SOLD," SIGN AND DATE THIS DOCUMENT AND RETURN IT AS DIRECTED. YOU DO NOT HAVE TO HAVE YOUR SIGNATURE NOTARIZED. YOU WILL THEN BE BOUND ONLY BY THE TERMS OF THE PRECEDING STANDSTILL AND LOCK UP AGREEMENT.

           IF YOU DO WISH TO PARTICIPATE IN THE SECONDARY PUBLIC
OFFERING AND SELL A PORTION OF YOUR Y&R SHARES, PLEASE TURN THE
PAGE AND CONTINUE READING AND FOLLOW THE INSTRUCTIONS AND
DIRECTIONS CONTAINED HEREIN, INCLUDING THE REQUIREMENT THAT YOUR
SIGNATURE BE NOTARIZED.

II. The undersigned (a "Selling Stockholder") hereby irrevocably constitutes and appoints Michael J. Dolan, Stephanie
W. Abramson and Kevin Lavan, each with full power and authority to act alone in any matter hereunder and with full power of substitution, the true and lawful attorneys-in-fact of the undersigned (individually an "Attorney" and collectively the "Attorneys"), with full power and authority in the name of, for and on behalf of, the undersigned with respect to all matters arising in connection with the sale of Common Stock and any Option Shares by the undersigned including, but not limited to, the power and authority on behalf of the undersigned to take any and all of the following actions:

           1. To sell, assign, transfer and deliver to the several Underwriters up to the number of shares of Common Stock and up to the number of Option Shares, in each case as set forth on the signature page hereof, at a purchase price per share of Common Stock and per Option Share, after deducting underwriting discounts and commissions, to be paid by the Underwriters as the Attorneys, in their sole discretion, shall determine, but in any case at the same price per share at which all other Selling Stockholders sell Common Stock and Option Shares to the Underwriters;

           2. To execute, deliver and perform the Letter of Transmittal and Custody Agreement (the "Custody Agreement") among The Bank of New York, as Custodian (the "Custodian"), the undersigned and the other Selling Stockholders, in order to deposit with the Custodian on behalf of the undersigned shares of Common Stock to be represented by certificate(s) (which Custody Agreement shall be substantially in the form entered into in connection with the Company's initial public offering in May 1998 (the "IPO Custody Agreement"), with full power to make such amendments to the Custody Agreement as the Attorneys, in their sole discretion, may deem advisable;

           3. To determine the number of shares of Common Stock and the number of Option Shares to be sold by the undersigned to the Underwriters which numbers shall be no greater but may be fewer than the corresponding numbers set forth on the signature page hereof (such total number of shares of Common Stock and Option Shares as is finally determined by the Attorneys and set forth opposite the name of the undersigned on a schedule to the Underwriting Agreement is hereinafter referred to as the "Shares");

           4. To execute, deliver and perform the Underwriting Agreement in customary form with such customary representations, warranties and covenants as the Attorneys, in their sole discretion, may deem appropriate, with full power to make such amendments to the Underwriting Agreement as the Attorneys, in their sole discretion, may deem advisable;

           5. To determine, together with the Representatives, after instructions from the majority of a committee consisting of Stephanie W. Abramson, Thomas D. Bell, Jr., Michael J. Dolan, Peter A. Georgescu, John P. McGarry, Jr., Alan J. Sheldon and Edward H. Vick, the public offering price, the underwriters' discounts and commissions and the purchase price per share of Common Stock and per Option Share to be paid by the Underwriters and the other terms of sale pursuant to the Underwriting Agreement;

           6. On behalf of the undersigned, to make the representations and warranties and enter into the agreements contained in the Underwriting Agreement (including, without limitation, entering into a "lock-up" agreement which shall not be any more adverse to the undersigned than is contained above under the heading "Standstill and Lock Up Agreement") (and which such representations, warranties and agreements shall be substantially in the form made in the underwriting agreement entered into by the Company, the representatives and the selling stockholders named therein in connection with the Company's initial public offering in May 1998 (the "IPO Underwriting Agreement"));

           7. To instruct the Custodian and The Bank of New York, as transfer agent and registrar for the Common Stock, on all matters pertaining to the sale of the Shares and the delivery of certificates therefor, including: (i) the transfer of the Shares on the books of the Company in order to effect the sale of the Shares (including designating the name or names in which new certificate(s) for Shares are to be issued and the denominations thereof), (ii) the delivery to or for the account of the Underwriters of the certificate(s) for the Shares against receipt by the Custodian of the purchase price to be paid therefor, (iii) the payment, out of the proceeds (net of underwriting discounts and commissions) from the sale of the Shares by the undersigned to the Underwriters, of (A) any expense incurred in accordance with paragraph 8 hereof which is not payable by the Company and any transfer taxes payable in connection with the transfer of the Shares to the Underwriters ("Transfer Taxes") and (B) any withholding taxes and (iv) the transmission to the undersigned of the net proceeds, if any, from the sale of the Shares (after deducting all amounts payable by the undersigned pursuant to clause (iii) above) in the manner as directed by the undersigned to the Attorneys in writing and the return to the voting trust (the "Management Voting Trust") created pursuant to the Management Voting Trust Agreement (the "Management Voting Trust Agreement") entered into as of December 12, 1996 by and among the Company, the Initial Management Investors named therein, the Voting Trustees named therein and certain other parties, on behalf of and for the credit to the undersigned, of new certificate(s) representing the excess, if any, of the number of shares of Common Stock represented by certificate(s) deposited with the Custodian over the number of Shares sold to the Underwriters; and (a) to amend the Custody Agreement and any related documents in such manner as the Attorneys, in their sole discretion, may deem advisable;

           8. To incur or authorize the incurrence of any necessary or appropriate expense in connection with the sale of the Shares and to determine the amount of any Transfer Taxes and any withholding taxes;

           9. To amend, modify, supplement or waive any term or provision of, the Management Voting Trust Agreement, the Stockholders' Agreement dated as of May 8, 1998 by and among the H&F Investors, the Management Investors, the Management Voting Trust and the other parties thereto (the "Stockholders' Agreement") and any related documents in such manner as the Attorneys may determine to be necessary or desirable, and not materially adverse to the undersigned, in connection with the consummation of the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney;

           10. To (i) instruct the voting trustees under the Management Voting Trust on all matters relating to the sale of the Shares and the delivery of certificates therefor, including the surrender or exchange of voting trust certificates issued pursuant to the Management Voting Trust and representing shares of Common Stock and Option Shares for certificates for shares of Common Stock and Option Shares represented thereby, and the delivery of certificates for Shares by the Management Voting Trust to the Custodian pursuant to the Custody Agreement, and execute such documents pursuant to the Management Voting Trust Agreement, including without limitation pursuant to Section 7.2(c) thereof, as the Company may request with respect to the undersigned's continuing agreement to be bound by the covenants set forth in Section 8 of the Management Voting Trust Agreement after such delivery and after the termination of the Management Voting Trust;

           11. To take any and all steps deemed necessary or desirable by the Attorneys in connection with the registration of the Shares under the Securities Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended, and the securities or "blue sky" laws of various states and jurisdictions, including, without limitation, the giving, making or filing of such undertakings, consents to service of process and representations and agreements and the taking of such other steps as the Attorneys may deem necessary or desirable;

           12. To retain legal counsel to represent the undersigned in connection with any and all matters referred to herein (which counsel may, but need not be, counsel for the Company);

           13. To make, execute, acknowledge and deliver all such other contracts, stock powers, orders, receipts, notices, instructions, certificates, letters and other writings, including, without limitation, communications with the Securities and Exchange Commission, state securities commissions and the National Association of Securities Dealers, Inc. ("NASD"), and in general to do all things and to take all actions which the Attorneys, in their sole discretion, may consider necessary or desirable in connection with the sale of Shares to the Underwriters and the public offering thereof, as fully as could the undersigned if personally present and acting;

           14. If necessary, to endorse (in blank or otherwise) on behalf of the undersigned (i) the certificate(s) representing the Shares, or a stock power or powers attached to such certificate(s) or (ii) voting trust certificates representing shares of Common Stock and/or Option Shares deposited with the Management Voting Trust, or a stock power or powers attached to such voting trust certificates; and

           15. To sign such other certificates, documents and agreements and take any and all other actions as the Attorneys may deem necessary or desirable in connection with the consummation of the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney.

           Each Attorney may act alone in exercising the rights and powers conferred on the Attorneys in this Power of Attorney, and the act of any Attorney shall be the act of the Attorneys. Each Attorney is hereby empowered to determine in his or her sole discretion the time or times when, the purpose for and the manner in which any power herein conferred upon him or her shall be exercised, and the conditions, provisions or covenants of any instrument or document which may be executed by him or her pursuant hereto. The undersigned acknowledges that Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan are officers of the Company, and that Michael J. Dolan is a director of the Company.

           THE UNDERSIGNED IS FAMILIAR WITH THE TERMS AND CONDITIONS OF THE IPO UNDERWRITING AGREEMENT AND THE IPO CUSTODY AGREEMENT, AND WITH THE REPRESENTATIONS AND WARRANTIES CONTAINED THEREIN. ALL REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS IN THE UNDERWRITING AGREEMENT AND CUSTODY AGREEMENT WITH RESPECT TO THE UNDERSIGNED WILL BE, AS OF THE DATE OF THE EXECUTION OF THE UNDERWRITING AGREEMENT, THE CUSTODY AGREEMENT AND THE CLOSING DATE (AS DETERMINED IN ACCORDANCE WITH THE UNDERWRITING AGREEMENT), TRUE AND CORRECT. ALL SUCH REPRESENTATIONS AND WARRANTIES WILL, AS PROVIDED IN THE UNDERWRITING AGREEMENT, SURVIVE THE TERMINATION OF THE UNDERWRITING AGREEMENT AND THE DELIVERY OF AND PAYMENT FOR THE SHARES.

           Upon the execution and delivery of the Underwriting Agreement by the Attorneys on behalf of the Selling Stockholders, the undersigned agrees to be bound by and to perform each and every covenant and agreement contained therein of the undersigned as a Selling Stockholder (including, without limitation, the agreements contained therein regarding indemnification and contribution and the delivery of an opinion of counsel to the undersigned).

           Upon the execution and delivery of the Custody
Agreement by the Attorneys on behalf of the Selling Stockholders, the undersigned agrees to be bound by and to perform each and every covenant and agreement contained therein of the undersigned as a Selling Stockholder.

           The undersigned agrees, if so requested, to provide an opinion of counsel, addressed to Cleary, Gottlieb, Steen & Hamilton, which opinion shall expressly permit reliance thereon by Cleary, Gottlieb, Steen & Hamilton, setting forth such matters as Cleary, Gottlieb, Steen & Hamilton may reasonably request in rendering its opinion pursuant to the Underwriting Agreement and such other documentation as the Attorneys, the Company, the Representatives or any of their respective counsel may request to effectuate any of the provisions hereof or of the Underwriting Agreement or the Custody Agreement, all of the foregoing to be in form and substance satisfactory in all respects to the party requesting such documentation.

           This Power of Attorney and all authority conferred hereby are granted and conferred subject to and in consideration of the interests of the Attorneys, the several Underwriters, the Company and the other Selling Stockholders who may become parties to the Underwriting Agreement, and for the purposes of completing the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney.

           This Power of Attorney is an agency coupled with an interest and all authority conferred hereby shall be irrevocable, and shall not be withdrawn or terminated by any act of the undersigned or by operation of law, whether by the death or incapacity of the undersigned or any spouse of the undersigned (or either or any of the undersigned) or by the occurrence of any other event or events (including, without limitation, the termination of any trust or estate for which the undersigned is acting as a fiduciary or fiduciaries, the death or incapacity of one or more trustees, guardians, executors or administrators under such trust or estate or the merger, consolidation, dissolution or liquidation of any corporation or partnership) (any of the foregoing being hereinafter referred to as an "Event"). If an Event shall occur after the execution hereof but before completion of the transactions contemplated by the Underwriting Agreement, the Custody Agreement or this Power of Attorney, then certificate(s) representing the Shares will be delivered to the Underwriters by or on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and the Custody Agreement and any actions taken hereunder by the Attorneys shall be as valid as if such Event had not occurred, regardless of whether or not the Custodian, the Attorneys, the Underwriters, or any one of them, shall have received notice of such Event.

           Notwithstanding any of the foregoing provisions, if the Underwriting Agreement shall not have been executed and delivered prior to December 31, 1998, then, upon the written notice of the undersigned on or after that date to the Attorneys, this Power of Attorney shall terminate subject, however, to all lawful action done or performed pursuant hereto prior to the receipt of actual notice.

III. The undersigned hereby represents, warrants and agrees with the Company, Cleary, Gottlieb, Steen & Hamilton, the
Underwriters, Skadden, Arps, Slate, Meagher & Flom LLP, the
Custodian, the Attorneys and the other Selling Stockholders that:

           1. The undersigned (i) is, and on the Closing Date will be, the lawful owner of the Shares (other than the Option Shares) and (ii) owns, and on the Closing Date will own, such Shares (other than the Option Shares), in each case subject to the terms of the Underwriting Agreement, the Custody Agreement and this Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which the undersigned is, and on the Closing Date will be, in compliance and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter resulting from any actions taken by an Underwriter. The undersigned Selling Stockholder (i) is the holder of an Award Granted to such Selling Stockholder under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), with respect to the Option Shares and (ii) pursuant to the Plan and such Selling Stockholder's Stock Option Agreement (as defined in the Plan), on the Closing Date such Selling Stockholder (A) will be the lawful owner of the Option Shares to be sold by such Selling Stockholder pursuant to this Agreement and (B) will own such Option Shares, in each case subject to the terms of the Underwriting Agreement, the Custody Agreement and this Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which the undersigned is, and on the Closing Date will be, in compliance and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           2. The undersigned has, and on the Closing Date will have, full legal right, power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement, the Custody Agreement and this Power of Attorney and to sell, assign, transfer and deliver on the Closing Date the Shares in the manner provided herein and therein.

           3. The Underwriting Agreement and the Custody
Agreement have been duly authorized by the undersigned.

           4. This Power of Attorney has been duly authorized, executed and delivered by the undersigned and is a valid and binding instrument of the undersigned, enforceable in accordance with its terms, and, pursuant to this Power of Attorney, the undersigned has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on the undersigned's behalf the Underwriting Agreement, the Custody Agreement and any other document that they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares pursuant to the Underwriting Agreement.

           5. Upon sale and delivery of and payment for the Shares pursuant to the Underwriting Agreement, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

           6. Assuming that the representations and warranties of the Company in the Underwriting Agreement are true and accurate in all material respects, the execution and delivery of this Power of Attorney, the Underwriting Agreement and the Custody Agreement by or on behalf of the undersigned, the compliance by the undersigned with all the provisions hereof and thereof and the performance by the undersigned of its obligations hereunder and thereunder will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental agency or body (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of the undersigned, if the undersigned is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the undersigned or any spouse of the undersigned is a party or by which the undersigned or any spouse or property of the undersigned is bound or (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the undersigned or any spouse or property of the undersigned.

           7. The information in the Prospectus under the caption "Selling Stockholders" which specifically relates to the undersigned (consisting of the undersigned's name, business address and number of shares of Common Stock beneficially owned by the undersigned both before and after the Secondary Public Offering) will not on the date of the execution of the Underwriting Agreement or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           8. At any time during the period commencing on the first business day after the execution of the Underwriting Agreement and from time to time to thereafter for such period as in the reasonable opinion of counsel for the Representatives a prospectus is required by law to be delivered in connection with sales by an underwriter or dealer, if there is any change in the information referred to in paragraph 7 above, the undersigned will promptly notify you and the Company of such change.

           9. The undersigned has not taken, and will not take, directly or indirectly, any action designed to, or which might reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares pursuant to the distribution contemplated by the Underwriting Agreement, and other than as permitted by the Act, the undersigned has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Shares.

           10. Certificate(s) in negotiable form for up to the maximum number of shares of Common Stock that may be sold by the undersigned to the Underwriters have been placed in custody with the Custodian for the purpose of effecting delivery thereof under the Underwriting Agreement.

           11. Except as noted on Attachment A hereof, the undersigned (and, if the undersigned is (i) a trust, each of the trustees and beneficiaries of such trust or (ii) a partnership, each of the partners) is not a "member"* of the NASD, a controlling shareholder of a "member", a "person associated with a member"* or an "affiliate"* of a "member" or a member of the "immediate family"* of any of the foregoing or an "underwriter or related person"* with respect to the proposed offering of the Common Stock.

           12. The undersigned will furnish any and all information which the Company, the Underwriters or their respective counsel deems necessary or desirable in connection with the preparation and filing of all amendments, post-effective amendments and supplements to the Registration Statement, any preliminary prospectus or the prospectus in the form first used to confirm sales of shares of Common Stock in the offering contemplated by the Underwriting Agreement) (the "Prospectus") or any other filing with any regulatory body or agency (including


--------
*  See Attachment B hereto for the definition of these terms.

the NASD), as well as any and all information which the Commission, the NASD or any state securities regulatory authority may request.

           The foregoing representations, warranties and agreements, as well as those contained in the Underwriting Agreement and the Custody Agreement, are made for the benefit of, and may be relied upon by, the other Selling Stockholders, the Attorneys, the Company, Cleary, Gottlieb, Steen & Hamilton, the Underwriters, Skadden, Arps, Slate, Meagher & Flom LLP and the Custodian and their representatives, agents and counsel. In addition, the foregoing representations, warranties and agreements shall remain operative and in full force and effect, and shall survive delivery of and payment for the Shares, regardless of (i) any investigation, or statement as to the results thereof, made by or on behalf of any of the persons listed in the preceding sentence, (ii) acceptance of the Shares and payment for them under the Underwriting Agreement and (iii) termination of this Power of Attorney.

           It is understood that the Attorneys assume no responsibility or liability to any person other than to deal with the certificate(s) for shares of Common Stock and Option Shares deposited with the Custodian pursuant to the Custody Agreement and the proceeds from the sale of the Shares in accordance with the provisions hereof. The Attorneys make no representations with respect to and shall have no responsibility for the Registration Statement or the Prospectus nor, except as herein expressly provided, for any aspect of the offering of Common Stock and Option Shares, and the Attorneys shall not be liable for any error of judgment or for any act done or omitted or for any mistake of fact or law except for the Attorneys' own gross negligence or willful misconduct. The undersigned agrees to indemnify the Attorneys for and to hold the Attorneys, jointly and severally, free from and harmless against any and all loss, claim, damage, liability or expense incurred by or on behalf of the Attorneys, or any of them, arising out of or in connection with acting as Attorneys under this Power of Attorney, as well as the cost and expense of defending against any claim of liability hereunder, which is not due to the Attorneys' own gross negligence or willful misconduct. The undersigned agrees that the Attorneys may consult with counsel of their choice (which may but need not be counsel for the Company) and the Attorneys shall have full and complete authorization and protection for any action taken or suffered by the Attorneys, or any of them hereunder, in good faith and in accordance with the opinion of such counsel.

           It is understood that the purchase price per share of Common Stock or Option Share to be paid in connection with the offering contemplated by the Prospectus and the Underwriting Agreement could be higher or lower than the price per share of Common Stock as of the date hereof.

           It is understood that the Attorneys shall serve entirely without compensation.

           This Power of Attorney shall be binding upon the undersigned and the heirs, legal representatives, distributees, successors and assigns of the undersigned.

           This Power of Attorney shall be governed by the laws of the State of New York without regard to the conflicts of laws principles thereof.

           Witness the due execution of the foregoing Power of Attorney as of the date written below.


Maximum Number of Shares of Common Stock and Option Shares to be Sold by Selling
Stockholder at a price determined by
reference to the market price of the
Common Stock at the time of execution of the Underwriting Agreement (not as of the date hereof):

Number and Type of Shares:

  Common Stock:           ______________

  Option Shares Subject
  to Rollover Options:    ______________

  Option Shares Subject
  To Executive Options:   ______________

Maximum Total
Number of shares of
Common Stock and
Option Shares to be sold: ______________

                              Very truly yours,

                              _______________________________

                              _______________________________
                              Signature*

DATED: ___________________, 1998

Print Name and Address of Selling
Stockholder and Name and Title of any
Person Signing as Agent or Fiduciary:

___________________________________
___________________________________
___________________________________
___________________________________
Telephone: (_________)


--------

* To be signed in exactly the same manner as the shares of Common Stock are registered


Facsimile: (_________)
Tax Payer ID/
Social Security # _________________

                          ACKNOWLEDGMENT


State of _________________ )
                           ) ss.
County of ________________ )


           On this the ___ day of ______________, 1998 before me personally appeared ________________, who acknowledged the signing of the foregoing instrument and that the same is the free act and deed of such person (and if such person is signing on behalf of a corporation, partnership or trust that the same is the free act and deed of such corporation, partnership or trust and that such person is duly authorized to sign the foregoing instrument).

           WITNESS my hand and official seal.



                                 _______________________________
                                 Notary's Signature

                           ATTACHMENT A


          STATEMENT OF RELATIONSHIP WITH A MEMBER OF THE
         NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

           I, Selling Stockholder, have the following relationship(s) with a member or members of the National
Association of Securities Dealers, Inc.:

                           ATTACHMENT B

                       DEFINITIONS OF TERMS

           1. The NASD defines a "member" as being any broker or dealer admitted to membership in the NASD.

           2. The NASD defines a "person associated with a member" as being every sole proprietor, general or limited partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration with the NASD.

           3. The NASD defines "affiliate" to include a company which controls, is controlled by or is under common control with a member. A company is presumed to control a member if the company beneficially owns 10 percent (10%) or more of the outstanding voting securities of a member which is a corporation, or beneficially owns a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a member which is a partnership. A company is presumed to be controlled by a member if the member and persons associated with the member beneficially own 10 percent (10%) or more of the outstanding voting securities of a company which is a corporation, or beneficially own a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a company which is a partnership. A company is presumed to be under common control with a member if (i) the same natural person or company controls both the member and company by beneficially owning 10 percent (10%) or more of the outstanding voting securities of a member or company which is a corporation, or by beneficially owning a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a member or company which is a partnership or (ii) a person having the power to direct or cause the direction of the management or policies of the member or the company also has the power to direct or cause the direction of the management or policies of the other entity in question.

           4. The NASD defines "immediate family" of a person as being such person's parents, mother-in-law, father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children, or any other person who is supported, directly or indirectly, to a material extent by such person.

           5. The NASD defines an "underwriter or related person" with respect to a proposed offering as being any Underwriter, Underwriter's counsel, financial consultants and advisors, finders, members of the selling or distribution group, any member participating in the proposed offering and any and all other persons associated with or related to any members of the immediate family of any of such persons.

                             Exhibit 6

                         POWER OF ATTORNEY

           Know all by these presents, that the undersigned hereby constitutes and appoints Mark T. McEnroe and Renee E.
Becnel the undersigned's true and lawful attorneys-in-fact to:

     1. execute for and on behalf of the undersigned, reports to be filed in accordance with Section 16(a) and Section
         13(d) of the Securities Exchange Act of 1934, as amended
         (the "Exchange Act"), and the rules thereunder;

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports and timely file such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-fact's discretion.

           The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16(a) or Section 13(d) of the Exchange Act and the rules thereunder.

           This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any such report with respect to the undersigned's holdings of and transactions in securities issued by Young & Rubicam Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

           IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of May, 1998.



                                  By: /s/ Kevin Lavin
                                     -------------------
                                  Name:  Kevin Lavan
                                  Title: SVP Finance